Exhibit (m)(1)(i)

AMENDED AND RESTATED SCHEDULE 1

with respect to the

AMENDED AND RESTATED
DISTRIBUTION AND SERVICE PLAN

for

ING MAYFLOWER TRUST

Maximum Combined Distribution and Service Fees (as a percentage of average daily net assets)

Name of Fund	Class A	Class B	Class C

ING International Value Fund	0.30%	1.00%	1.00%